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      Filed by Credit Suisse Asset Management Strategic Global Income Fund, Inc.
  Pursuant to Rules 165 and 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                             Investment Company Act of 1940 File Number 811-5458

                     Subject Companies: Credit Suisse Asset Management Strategic Global Income Fund, Inc. and Credit Suisse Asset Management Income Fund, Inc.


                         CREDIT SUISSE ASSET MANAGEMENT
                       STRATEGIC GLOBAL INCOME FUND, INC.
                        466 Lexington Avenue, 16th Floor
                            New York, New York 10017

February 22, 2001

Dear Shareholder:

     Today, we issued a press release announcing a proposed reorganization of your fund, Credit Suisse Asset Management Strategic Global Income Fund, Inc. (the "Fund") into Credit Suisse Asset Management Income Fund, Inc. ("CIK"). Under the proposed reorganization CIK will acquire all the assets and liabilities of your Fund in exchange for CIK shares. We are enclosing a copy of that press release for your information, which generally outlines the reorganization and its anticipated benefits. You will soon be receiving a Combined Proxy Statement/Prospectus relating to the reorganization, which you should read carefully, as it will contain important additional information regarding this transaction. In the meantime, we wanted to take this opportunity to expand on the reasons that led us to approve this proposal.

     Our approval and recommendation that shareholders vote for the reorganization springs from a number of issues which the Fund's investment advisor and directors have been considering over a period of time. First, while very much wishing to retain the closed-end characteristic of the Fund, it is the unanimous view of the directors that the Fund has not attained a sufficient critical mass, and that if the Fund could combine with a larger fund shareholders could potentially benefit in several ways: the expense ratio could be reduced, the Fund's investment flexibility and opportunities could be enhanced and analyst coverage of the Fund would likely be initiated, a factor that the investment advisor has identified as one that can positively affect the discount/premium at which a closed-end fund trades.

     As you may recall, the Fund participated in a rights offering in 1999 that had the benefit of increasing the Fund's size. Presently, we have concluded that the proposed reorganization would offer shareholders the benefits of a larger size, including a significantly lower expense ratio, without diluting their net asset value. The reorganization is expected to result in a combined fund with $295 million in assets (three times the size of the Fund based on current asset levels).

     In addition, the investment advisor has recommended to modify the current investment mix of the portfolio. The Fund's investment objective is to seek high current income through investments primarily in debt securities. However, the investment advisor has always been under instructions from the Board to pursue the Fund's objective prudentially. CIK, which until recently had invested a portion of its capital in investment grade debt, has changed its investment mix to exclude such debt and to include emerging-market debt (up to 15% of its net assets) as part of its portfolio. At the same time, the Board has been informed of the investment advisor's view that it would be in the best interests of this Fund's shareholders to reduce the percentage invested in emerging



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markets debt to approximately 15%. This would lead to a portfolio mix that is consistent with the portfolio mix of CIK.

     The Board believes the proposed reorganization to be in the best interests of the Fund's shareholders. For the reasons set forth above, we have unanimously approved this reorganization, subject to shareholder approval.

     Lastly, the Fund has received notice that a shareholder of the Fund, Ralph Bradshaw, intends to solicit proxies in favor of electing himself and four other nominees to the Fund's Board of Directors at its next annual meeting of shareholders, which this year is scheduled for July 2001. If the reorganization proposal is approved at the special meeting of shareholders being called for the purpose of considering that proposal and the reorganization is consummated, Mr. Bradshaw's proposed solicitation will be rendered moot, as the Fund will be liquidated as part of the plan of reorganization. If the reorganization is not consummated, we intend to oppose Mr. Bradshaw and his nominees.

                                        Respectfully,

                                        Board of Directors
                                        Credit Suisse Asset Management
                                        Strategic Global Income Fund, Inc.

     There can be no assurance that the required shareholder approvals for the reorganization will be obtained or that the reorganization will be consummated. This letter is not an offer to sell or the solicitation of an offer to purchase shares of the Fund, nor is it an offer to purchase or the solicitation of an offer to sell shares of CIK. The reorganization proposal will be made only by means of the Combined Proxy Statement/Prospectus. Investors and shareholders should read this document carefully when it is available because it contains important information, including certain risks associated with the reorganization.

     The Fund and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders with respect to the proposed reorganization and related matters. Information regarding such officers and directors is included in the Fund's proxy statement for the 2000 annual meeting of shareholders filed with the Securities and Exchange Commission on April 4, 2000 and the attached press release. The Combined Proxy Statement/Prospectus relating to the proposed reorganization will include updated information with respect to the executive officers and directors of the Fund. These documents and other filed documents relating to the Fund are or will be available to investors for free at the Website of the Securities and Exchange Commission (www.sec.gov). The latest annual report and semi-annual report of the Fund may also be obtained by writing to the Fund c/o Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th Floor, New York, New York 10017 or by calling toll-free 1-800-293-1232.



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Credit Suisse Asset Management Strategic Global Income Fund, Inc.
Credit Suisse Asset Management Income Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, New York 10017

                    Credit Suisse Asset Management Strategic
                   Global Income Fund, Inc. and Credit Suisse
                       Asset Management Income Fund, Inc.
                       announce strategic initiatives and
                             proposed reorganization

For Immediate Release
February 22, 2001

Contact:  Investor Relations
          Credit Suisse Asset Management, LLC
          1-800-293-1232

     New York, New York. Credit Suisse Asset Management Strategic Global Income Fund, Inc. (NYSE:CGF) ("CGF") and Credit Suisse Asset Management Income Fund, Inc. (NYSE:CIK) ("CIK") each announced today that its Board of Directors has approved a number of strategic initiatives and a proposed reorganization with a view towards enhancing shareholder value, as follows:

     o REALIGNMENT OF CIK PORTFOLIO. Both CIK and CGF seek high current income. CIK historically has pursued this objective by investing principally in high yield fixed income securities of domestic issuers, while investing a relatively small percentage of its net assets in investment-grade debt securities (currently approximately 15%). CGF has pursued its investment objective by investing not less than 65% of its net assets in



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          domestic high yield securities, and up to 35% of its net assets in emerging markets debt. In the view of CIK's investment advisor, Credit Suisse Asset Management, LLC ("CSAM"), CIK would be better positioned to enhance its dividend yield if it were to reduce its portfolio of investment-grade debt securities and increase its exposure to emerging market debt securities. The CIK Board of Directors has endorsed the investment advisor's view and has adopted an investment policy similar to that of CGF with respect to emerging markets debt securities and has accepted CSAM's recommendation to re-deploy CIK's investment-grade debt securities portfolio (approximately 15% of net assets) in emerging market debt securities. This decision was based on a number of considerations, including CSAM's advice to the Board that:

          o during the last several years emerging markets debt has matured considerably as a separate asset class,

          o emerging markets debt is generally not highly correlated with domestic high yield debt and thus under current market conditions should result in a less volatile portfolio than one investing solely in domestic high yield securities, and

          o the redeployment should enhance the overall yield on CIK's portfolio, and thus enable the Board to give consideration to an increase in CIK's dividend rate at some point in the future.

     o REALIGNMENT OF CGF PORTFOLIO. As emerging markets debt has matured as an asset class, the spreads over investment grade debt afforded by such investments have narrowed, while at present comparable spreads for domestic high yield fixed income securities have remained high. In CSAM's view, CGF would be better positioned to enhance its dividend yield if it were to increase its exposure to domestic high yield fixed income securities and reduce the level committed to emerging markets debt (which recently has been at or near the 35% maximum). Accordingly, the Board of Directors of CGF has accepted CSAM's recommendation to reduce CGF's emerging market debt securities portfolio at present to approximately 15% of net assets from its current level and re-deploy those assets in U.S. high yield fixed-income securities. As a consequence of the changes to the investment policies and investment mix of CIK and CGF, which have taken effect immediately, CIK and CGF will now be pursuing substantially identical investment objectives and policies.

     o PROPOSED REORGANIZATION. The Board of Directors of CIK and CGF have also announced a proposed reorganization in which CIK will acquire all the assets and liabilities of CGF in exchange for CIK shares. Each Board believes that a combination of the two funds would provide significant benefits to its shareholders, including:


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          o    Economies of scale, which are expected to result in lower
               operating expense ratios for each fund;

          o    Greater investment flexibility;

          o Potentially greater coverage of the combined fund by securities analysts; and

          o    Enhanced market liquidity of the combined fund's shares.

          Accordingly, the Boards of Directors of both CGF and CIK (which have common Directors) have unanimously approved the proposed reorganization. The combined net assets of CGF/CIK, on a pro forma basis based upon current asset levels, would be approximately $295 million. As a result of the reorganization, each CGF shareholder would receive that number of CIK shares (plus cash in lieu of fractional shares), having an aggregate net asset value equal to the aggregate net asset value of such shareholder's CGF shares immediately prior to the reorganization.

          The reorganization is subject to the approval of (i) a majority of CIK shares voted provided that the votes cast represent at least a majority of the outstanding CIK shares and (ii) a majority of the outstanding CGF shares. The closing of the reorganization is also subject to various other customary closing conditions, including the receipt of legal opinions that the transaction will qualify as a tax-free reorganization under federal income tax law. The proposed reorganization will be submitted for approval to the shareholders of CIK at its annual meeting of shareholders and to the shareholders of CGF at a special meeting of shareholders, both scheduled for Tuesday, May 1, 2001. The Boards have set the record date for both meetings at March 5, 2001.

     o CHANGE IN ADVISORY FEE STRUCTURE. The Board of Directors of CIK has also unanimously approved a proposal by CSAM to base the calculation of the investment advisory fees payable by the combined fund on the lower of its average weekly stock market price and its net asset value. Under the current structure, the fee is .50 of 1% per annum of average weekly net assets. The change in methodology, which is conditional upon consummation of the reorganization, will result in a reduction in the combined fund's investment advisory fees whenever its shares trade at a discount to net asset value.

     In addition, each Board of Directors has appointed James P. McCaughan as Director and Chairman. Mr. McCaughan is the Chief Executive Officer of CSAM, the investment adviser to CIK and CGF. Prior to joining CSAM, Mr. McCaughan was President and Chief Operating Officer of Oppenheimer Capital and prior thereto President and Chief Executive Officer of UBS Asset Management in New York. He brings to the funds more than 20 years of experience in the investment management business. William W. Priest, Jr. will continue as a Director of each Fund.


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     Professor Enrique Arzac, one of the independent Directors of CIK and CGF, stated: "After a careful review of the expected benefits of the various actions being approved today, the Board of Directors of each of CGF and CIK believes that the realignment of the investment policies of the funds, the proposed reorganization and the related new fee structure are in the best interests of each fund and its shareholders."

     James McCaughan stated: "The steps announced today all reflect CSAM's ongoing commitment to enhance shareholder value. I believe that CSAM's proposal to base its advisory fee for the combined fund on share price whenever the fund's shares are trading at a discount to net asset value properly orients CSAM to continue pursuing actions that enhance the fund's market value."

     CGF has received notice that a shareholder, Ralph Bradshaw, intends to solicit proxies in favor of electing himself and four other nominees to CGF's Board of Directors at its next annual meeting of shareholders, which this year is scheduled for July 2001. If the reorganization is approved at the special meeting of shareholders being called for the purpose of considering the reorganization proposal and the reorganization is consummated, that proposed solicitation will be rendered moot, as CGF will be liquidated as part of the plan of reorganization. If the reorganization is not consummated, the Board of Directors of CGF intends to oppose Mr. Bradshaw and his nominees.

     There can be no assurance that the required shareholder approvals for the reorganization will be obtained or that the reorganization will be consummated. This press release is not an offer to sell or the solicitation of an offer to purchase shares of CIK, nor is it an offer to purchase or the solicitation of an offer to sell shares of CGF. The reorganization proposal will be made only by means of a combined proxy statement/ prospectus. Investors and shareholders should read this document carefully when it is available because it contains important information.

     CGF and CIK and their executive officers and directors may be deemed to be participants in the solicitation of proxies from CGF's and CIK's shareholders with respect to the proposed reorganization and the change in advisory fee structure. Information regarding such officers and directors (other than James
P. McCaughan) is included in CGF's and CIK's proxy statements for their respective 2000 annual meetings of shareholders filed with the Securities and Exchange Commission on April 4, 2000 (CGF) and April 5, 2000 (CIK). The combined proxy statement/prospectus relating to the proposed reorganization will include updated information with respect to the executive officers and directors of CGF and CIK. These documents and other filed documents relating to CGF and CIK are or will be available to investors for free at the Website of the Securities and Exchange Commission (www.sec.gov). The latest annual report and semi-annual report of each fund may also be obtained by writing to such fund


                                      -4-

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          c/o Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th
          Floor, New York, New York 10017 or by calling toll-free
          1-800-293-1232.